Yonder
The Convergence of Travel, Nature and Well Being

Bill Lee, CEO

September 2020

INDUSTRY PROBLEM

Agritourism and ecotourism are underserved

Mainstream booking engines prioritize price and urban locations over rural ones

Online travel agencies (OTAs) offer ‘a places to crash’ vs meaningful travel experiences


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SOCIETAL PROBLEM

Stress is the health epidemic of the 21st century

Our digitally dependent culture has lost touch with nature and its meaning

Covid-19 and social isolation have amplified our yearning for meaningful connections with friends and family



"Now more than ever, nature is essential to mankind. It invites, inspires, nourishes, instructs, soothes, gladdens, fascinates, delights....and stirs hope."

-WASHINGTON POST
April, 2020

THE SOLUTION

Connecting people to nature

- Uncrowded, rural destinations a road trip away
- Antidote to stress & anxiety

First in the Industry

- Serving a global specialized market segment
- Aggregating and uniting a fragmented Agri-Eco tourism marketplace

Public Benefit Company

- Triple bottom line
- Path to becoming B-Corp
- Commitment to safe, healthy travel



yonder Y
Whitney
Escape to Nature
BOOK PROPERTIES & ACTIVITIES
MEET THE PEOPLE WHO STEWARD THEM
RESTORE ECOLOGICAL BALANCE
Find Lake, Fishing, Horse...
Near City, state or landmark
Dates
Guests
GO
TRAVEL+
LEISURE
Yonder, PBC
In the News
Steward Stories
Meet Our Advisors

THE EXECUTION

The world's go-to resource for carefully vetted, nature-rich experiences.


FARM


RANCH


OPEN SKY


MOUNTAIN


VINEYARD


WATERFRONT


FOREST


ESCAPE

Total addressable market estimated at $32B+*

LIVE
1 USA — $1B

LAUNCHING
2 Italy — $15.2B
3 UK — $5.6B

IN NEGOTIATION

4 Japan
5 France
6 Spain
7 Germany
8 Holland
9 Australia
10 Norway
11 Denmark
12 Iceland
13 Finland
14 Sweden
15 Latvia
16 Poland
17 Romania
18 Serbia
19 Slovakia
20 Slovenia
21 Luxemburg
23 Switzerland
24 New Zealand
25 South Africa
26 Bulgaria
27 Cyprus
28 N Ireland
29 Bulgaria
30 Cyprus



*of a $200B nature tourism market

SOCIETAL TRANSFORMATION

Covid-19 and social isolation have dramatically increased the desire for rural areas and open spaces

Nature is being sought out as a place of centering that is vital to mental wellness

A new tourism industry is emerging at the convergence of nature, travel and well being



"If you draw a 250-mile circle around any major metro – every place where you see water in there or mountains or national parks, the homes around it are what's starting to get booked up."

BLOOMBERG JULY 2020

EXPERIENCED STARTUP TEAM

Yonder Executives & Chairman



BILL LEE

CEO + Co-Founder

Consumer Brand Expert. Over 40 Years in Senior Leadership. Limited Brands, Children's Place, Mosaic



DEREK NEWSOM

CTO + Co-Founder

Technology Executive, Web, Backend & Native App Expert, Inqubator Managing Partner, Nvoicepay, Our Alchemy, Anderson Digital



MATTHEW SCHMIDGALL

COO + Co-Founder

Experienced Startup Executive, Workflow & Scale Designer, Inqubator Managing Partner, Hennepin Studios, Anderson Digital



TIM SOUTHWELL

Chairman & Founder

Owner and Operator of Several Successful Companies in the Arena of Health, Wellness, Permaculture and Agri-Tourism



WHITNEY ALTAFI

CMO

Brand Expert, Startup Success, Lifestyle Brands, Charles Schwab--Effie Winner, Sunrun, Credit Karma, Counsyl



PATRICK S. HARRIS

Financing Advisor

Early and growth stage consumer companies. Capital introductions to family offices, institutional investors and HNW individuals

WE'RE IN BETA

Additional Metrics

- Returning users up 20.5% from June
- Bookings up 57.8% from June
- 19% audience increase across social media platforms including Facebook, Instagram, Twitter & LinkedIn

Launch Through July Bookings



March
April
May
June
July

Platform User Account Growth



2000
1500
1000
500
0
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
New
Total

NO DIRECT COMPETITION

A fragmented tourism market waiting for a leader

Mainstream OTAs

Airbnb	$ 38 B	40%
Booking Hldgs	$ 15 B	16%
Expedia	$ 10 B	11%
TripAdvisor	$ 3 B	3%
Tujia	$ 2 B	2%
Others	$ 27 B	28%
TOTAL	$ 200B	

OTAs that feature Agri-Ecotourism

Vacasa	$ .3 B	3%
Hipcamp	$ .2 B	3%
Under Canvas	$ .2 B	2%
Glamping Hub	$ .1 B	2%
Getaway	$ .1 B	1%
Others:	$ 31.1	89%
TOTAL	$ 32B	



OTA P2P Bookings - $Billions
100
75
50
25
0
2010
2012
2014
2016
2018
Others
Tujia
TripAdvisor
Expedia
Booking Holdings
Airbnb

Sources: Skift, Owler, Statista, Forbes, Crunchbase

12.4% CAGR (Compound Annual Growth Rate)

Cap Structure

- Founders Capital $3.95M
- Debt $1.2M

Cap Raise

- Seed Round: $ 3M
- Crowdfunding $275K

USE OF PROCEEDS — $3M



API
10.3%
$314K
Marketing
12.4%
$372K
Localization
25.8%
$774K
Product
51.5%
$1.54M



Thank you

For more information contact:

Patrick S. Harris
patrick@yonder.com

“We are being given the opportunity to stitch a new garment. One that fits all of humanity and nature.”

SONYA RENE TAYLOR,
HUMANITARIAN